Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196200

PROSPECTUS

GOLD RESOURCE CORPORATION

4,100,000 Shares

of Common Stock

Offered by

Selling Shareholder

Our shareholder identified in the section of this prospectus titled “SELLING SHAREHOLDER”, its transferees, pledgees, donees or successors in interest, may offer and sell from time to time up to 4,100,000 shares of our common stock owned by this shareholder. We agreed to file a registration statement of which this prospectus is a part to register the shares for resale. The shares may be offered on the NYSE MKT, in market transactions, in negotiated transactions or otherwise at prices prevailing in the market or at privately negotiated prices. We will not receive the proceeds from the sale of the shares.

The selling shareholders may sell these shares to or through one or more underwriters, broker-dealers or agents, or directly to purchasers on a continuous or delayed basis. The names of any underwriters or agents will be included in a post-effective amendment to the registration statement of which this prospectus is a part or a supplement to this prospectus, as required. In connection with our agreement to register the shares for resale, the selling shareholder has agreed to certain limitations on when and how the shares can be sold. See “PLAN OF DISTRIBUTION” on page 15 for additional information.

Our common stock currently trades on the NYSE MKT LLC, which we refer to as the NYSE MKT, under the symbol “GORO.” On July 7, 2014, the closing price of our common stock was $4.83 per share.

Investing in our common stock involves risks that are described in the “RISK FACTORS” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 8, 2014

Additional Information

This prospectus contains or incorporates by reference descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with, or incorporated by reference into, the registration statement of which this prospectus is a part or the documents incorporated by reference into this registration statement. (See “WHERE YOU CAN FIND MORE INFORMATION”).

This prospectus incorporates by reference documents containing important business information about our company that are not presented or delivered with this prospectus. Copies of these documents are available without charge, upon written or oral request by a person to whom this prospectus has been delivered. Requests should be made to: Gold Resource Corporation, Attn: Jason Reid, President and Chief Executive Officer, at 2886 Carriage Manor Point, Colorado Springs, CO 80906, (303) 320-7708. To ensure timely delivery of the documents, requests should be made no later than five business days prior to the date on which a final investment decision is to be made.

You should rely only on the information contained in this prospectus, or to which we have referred you. We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

i

Special Note Regarding Forward-Looking Statements

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. These statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “plan,” “target,” “anticipate,” “believe,” “estimate,” “intend” and “expect” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, without limitation, the statements regarding Gold Resource Corporation’s strategy, results of exploration, future plans for production, future expenses and costs, future liquidity and capital resources, future dividends and estimates of mineral reserves. All forward-looking statements in this prospectus are based upon information available to Gold Resource Corporation as of the date hereof, and the company assumes no obligation to update any such forward-looking statements. Forward looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Gold Resource Corporation’s actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus.

In addition to the specific factors identified under “Risk Factors” in this report, other uncertainties that could affect the accuracy of forward-looking statements include:

•	Decisions of foreign countries and banks within those countries;

•	Unexpected changes in business and economic conditions, including the rate of inflation;

•	Changes in interest rates and currency exchange rates;

•	Timing and amount of production;

•	Technological changes in the mining industry;

•	Our costs;

•	Changes in exploration and overhead costs;

•	Access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	Results of current and future feasibility studies;

•	The level of demand for our products;

•	Changes in our business strategy, plans and goals;

•	Interpretation of drill hole results and the geology, grade and continuity of mineralization;

•	Rock formations, faults and fractures, water flow and possible CO2 gas exhalation or other unanticipated geological situations,

•	Acts of God such as floods, earthquakes and any other natural disasters;

•	The uncertainty of reserve estimates and timing of mine construction expenditures; and

•	Commodity price fluctuations.

This list, together with the factors identified under “Risk Factors,” is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this prospectus and the reports and other information incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus. We do not intend to update these forward looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information you should consider before investing in our stock. You should read the entire prospectus carefully, including our financial statements incorporated by reference from our Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as the section herein entitled “RISK FACTORS” for information about important risks that you should consider before investing in our common stock.

As used in this prospectus, unless the context requires otherwise, the terms “Gold Resource,” “we,” “our” or “us” refer to Gold Resource Corporation and where the context requires, our consolidated subsidiaries.

Our Company

We are currently engaged in the exploration for and production of gold and silver in Mexico. We were organized under the laws of the State of Colorado in 1998. We pursue exploration of gold and silver projects, both within and outside of Mexico, that we believe feature low operating costs and have the potential to produce a high return on the capital invested. We currently hold a 100% interest in six properties in Mexico’s southern State of Oaxaca which we refer to as our Oaxaca Mining Unit.

We began mining and milling operations at the El Aguila Project on July 1, 2010. The El Aguila Project includes approximately 27,104 hectares of mining concessions, an access road from a major highway, haul roads, a mill facility and adjoining buildings, including an assay lab, an open pit and underground mine, tailings pond and other infrastructure. The year 2013 represented our third full year of operations at our El Aguila Project.

Two mines are located at our El Aguila Project; the El Aguila open pit mine and the La Arista underground mine. Mining at the El Aguila open pit mine was essentially completed in 2010 and we transitioned to processing ore from the La Arista underground mine in March 2011. We produce metal concentrates from the La Arista underground mine with gold and silver as our primary metal products and copper, lead and zinc as by-products.

During 2013, we continued to develop the La Arista underground mine, including reaching Level 17 on the decline ramp by year end. We developed multiple stopes and working faces for mining, predominantly from Level 10 to Level 16 during the year. Mine improvements including water pump stations, ventilation fans and a mine communication system were completed in 2013. The mining methods of long-hole stoping and cut-and-fill were utilized.

We also completed our mill expansion project during 2013, which increased the processing capacity of the flotation circuit of the El Aguila mill facility to a nominal 1,500 tonnes per day. The expansion included the addition of a second ball mill on the flotation circuit, doubling the amount of flotation cells, a Knelson concentrator and thickener surge tanks. We spent approximately $7.5 million and completed the mill expansion during the fourth quarter of 2013. We expect optimization of the expanded mill to continue into 2014.

On April 30, 2014, we announced the completion of a report containing estimates of our reserves at our La Arista underground mine on the El Aguila project in accordance with the requirements of Guide 7 issued by the United States Securities and Exchange Commission (“SEC”). The report estimates a total of 381,000 ounces of precious metal gold equivalent proven and probable reserves at an average grade of 8.76 grams per tonne precious metal gold equivalent. The report is based on data available to us through December 31, 2013 and has not been updated for any sampling or other data collected in 2014.

In the fourth quarter of 2013, the Mexican federal government enacted a tax reform package that was effective as of January 1, 2014 and which we believe will affect our results of operation. There are a number of significant changes in the Mexican tax reform package. The tax base for income tax has been amplified considering certain limitations on deductions. The business flat tax (IETU) has been repealed. Of special importance to us, a special mining royalty tax of 7.5% will apply to net profits derived by a property concession holder from the sale or transfer of extraction-related activities, which we believe will affect our company. Net profits for the purpose of this royalty will be determined in a manner similar to the calculation of general taxable income with certain deductions not available, including for investment in fixed assets and interest. In addition, owners of mining concessions will be required to pay an additional extraordinary 0.5% royalty fee on gross revenue derived from the sale of gold, silver and/or platinum. Further, a 10% withholding tax on dividend distributions has been introduced but will not supersede treaty rates.

Our principal executive offices are located 2886 Carriage Manor Point, Colorado Springs, Colorado 80906, and our telephone number is (303) 320-7708. We maintain a website at www.goldresourcecorp.com and through a link on our website you can view the periodic filings that we make with the SEC and other important information. Except for certain information which we file with the SEC and which is incorporated herein by reference, the information on our website is not part of this prospectus.

Production Summary

During 2013, mill production totaled 84,835 ounces of precious metal gold equivalent from the El Aguila Project, which was a 6.2% decrease in mill production from 2012. We processed an aggregate of 316,270 tonnes of ore with an average grade of 3.72 grams per tonne gold and 326 grams per tonne silver.

The Offering

Common Stock outstanding before the Offering	54,179,369 shares(1)(2)

Common Stock outstanding after the Offering	54,179,369 shares(1)(2)

Common Stock offered by the Selling Shareholders	4,100,000 (3)

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholder.

Stock Symbol	“GORO” on the NYSE MKT

(1)	Excludes 3,438,332 shares of common stock underlying options which are presently exercisable and another 1,546,668 shares underlying options which may become exercisable in the future.
(2)	Includes shares to be offered by the selling shareholders.
(3)	Assumes that (i) none of the shares offered by this prospectus have been sold by the selling shareholder and (ii) that all of the shares will be sold pursuant to the prospectus.

Risk Factors

An investment in our common stock is subject to a number of risks. Risk factors relating to our company include the following:

•	lack of diversification in the countries and jurisdictions where our properties are located;

•	the limited amount of our estimated reserves and our dependence on identifying additional reserves;

•	a limited history of production;

•	the uncertainty of mineral reserve estimates;

•	material weaknesses in our internal control over financial reporting;

•	the possibility of lost revenue due to damage to or tampering with our metals concentrates during shipment or at the buyer’s yards;

•	the likely adverse effects from a royalty tax and royalty fee recently imposed by the Mexican government;

•	a royalty on certain production in favor of a third party;

•	volatility in the price of gold and silver;

•	the inherent risk of exploration and development of mining properties and the possibility of unproductive properties and capital investments;

•	intense competition;

•	the possible need for additional capital;

•	losses from operations in the past and an accumulated deficit as of December 31, 2013 of $5.8 million;

•	risks inherent in mining operations, and underground mining in particular;

•	significant environmental and other regulations affecting our operations and the possibility of significant costs of compliance;

•	pending litigation against our company;

•	possible adverse effects of currency fluctuations;

•	our dependence on a limited number of personnel;

•	the possibility of uninsured losses;

•	location of our properties in a foreign country; and

•	dependence on key personnel.

Risk factors relating to our common stock include the following:

•	volatility of our stock price;

•	market overhang;

•	requirements of the Continued Listing Criteria of the NYSE MKT;

•	our limited trading market;

•	possible future dilution; and

•	no assured dividends.

See “RISK FACTORS” for a full discussion of these and other risks.

Selected Financial Data

The following selected financial data sets forth our summary historical financial data as of and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009. This information was derived from our audited consolidated financial statements for each period. Our selected historical financial data is qualified in its entirety by, and should be read in conjunction with the financial statements and the notes thereto incorporated by reference into this prospectus.

Operating Data	Year Ended December 31,
(in thousands, except share and per share amounts)	2013	2012	2011	2010	2009
Sales of metals concentrate, net	$125,784	$131,794	$105,163	$14,754	$—
Mine gross profit	58,258	87,773	80,521	7,971	—
Operating income (loss)	10,330	49,704	45,674	(22,839)	(34,184)
Other (expense) income	(1,355)	(2,736)	2,414	(235)	55
Income (loss) before income taxes	8,975	46,968	48,088	(23,074)	(34,129)
Provision for income taxes (benefit)	8,890	13,297	(12,037)	—	—
Net income (loss) before extraordinary item	85	33,671	60,125	(23,074)	(34,129)
Extraordinary item	—	—	(1,756)	—	—

Net income (loss)	$85	$33,671	$58,369	$(23,074)	$(34,129)

Net income (loss) per common share:
Basic:
Before extraordinary item	$0.00	$0.64	$1.13	$(0.46)	$(0.78)
Extraordinary item	—	—	(0.03)	—	—

Net income (loss)	$0.00	$0.64	$1.10	$(0.46)	$(0.78)

Diluted:
Before extraordinary item	$0.00	$0.60	$1.06	$(0.46)	$(0.78)
Extraordinary item	—	—	(0.03)	—	—

Net income (loss)	$0.00	$0.60	$1.03	$(0.46)	$(0.78)

Weighted average shares outstanding:
Basic	53,255,259	52,846,163	52,979,481	50,042,471	43,764,703

Diluted	55,299,475	56,315,885	56,414,654	50,042,471	43,764,703

Balance Sheet Data	As of December 31,
(in thousands)	2013	2012	2011	2010	2009
Cash and cash equivalents	$14,973	$35,780	$51,960	$47,582	$6,752
Total current assets	45,049	58,984	85,108	57,687	20,701
Land and mineral rights	227	227	227	227	227
Property and equipment, net	18,127	14,050	10,318	4,849	1,726
Deferred tax asset	27,663	31,559	19,517	—	—
Total assets	91,969	105,629	115,170	62,797	22,665
Current liabilities	11,418	13,025	25,761	6,456	725
Long-term obligations	2,887	2,790	2,281	2,495	1,992
Shareholders’ equity	75,277	89,814	87,128	53,846	19,948

See the consolidated financial statements incorporated herein by reference for additional information.

RISK FACTORS

Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.

Risks Relating to Our Company

Our existing production is limited to a single mine and any interruptions or stoppages in our mining activities would adversely affect our revenue. We are presently relying on a single mine to provide ore for processing at our mill facility and from which we produce concentrates to sell to fund our operations and capital requirements. Any interruption in our ability to mine this location, such as a labor strike, natural disaster, or loss of permits, would negatively impact our ability to collect revenue following such interruption. A decrease in or cessation of our mining operations would adversely affect our financial performance and may eventually cause us to cease operations.

Estimates of proven and probable reserves are uncertain and the volume and grade of ore actually recovered may vary from our estimates. Our estimate of mineral reserves represents the amount of precious metal gold equivalent that we estimated, at December 31, 2013, that could be economically and legally extracted or produced at the time of the reserve determination. Estimates of proven and probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the prices of gold, silver, lead, zinc and copper and interpretations of geological data obtained from drill holes and other exploration techniques. Estimates of mineral reserves, and future cash flows to be derived from the production of such mineral reserves, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations; historical production from the area compared with production from other producing areas; the assumed effects of operations; historical production from the area compared with production from other producing areas; the assumed effects of maintenance costs; reclamation and post-reclamation costs; and the availability and cost of labor, equipment, raw materials and other services required to mine and refine the ore. In addition, if the price of gold, silver, lead, zinc or copper declines from recent levels, if production costs increase or recovery rates decrease, we can offer no assurance that the indicated level of recovery will be realized or that mineral reserves as currently reported can be mined or processed profitably. If we determine that certain of our mineral reserves have become uneconomic, this may ultimately lead to a reduction in our aggregate reported reserves. Consequently, if our actual mineral reserves are less than current estimates, our business, prospects, results of operations and financial position may be materially impaired.

Since we only recently released a report containing estimates of proven or probable reserves, our investment in mineral properties has not been reported as an asset in our historical financial statements which may cause volatility in our operating results and have a negative impact on the price of our stock. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and, until December 31, 2013, reported substantially all exploration and construction expenditures as expenses since until very recently, we were unable to establish proven or probable reserves. Accordingly, our financial statements report fewer assets and greater expenses than would be the case if we had established proven or probable reserves before we commenced mining operations, which in turn could produce volatility in our earnings and have a negative impact on our stock price.

Our existing reserves are limited and our future success depends on our ability to identify and develop additional reserves to replace the reserves that will be depleted by mining at our El Aguila project. The report of our proven and probable reserves that we recently released estimates the existence of 381,400 ounces of precious metal gold equivalent at the La Arista underground mine at the El Aguila project, leading to what we estimate will be a mine life of three to four years. As we mine the ore, the reserves are depleted and will eventually be extinguished unless we can successfully identify additional reserves. Gold and silver properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold and silver properties and their exploration, mine construction and mining activities are subject to intense competition. Companies with greater financial resources, larger staff, more experience and more equipment for these types of activities may be in a better position than us to compete for such mineral properties. The identification of additional reserves requires continuing exploration efforts, which in turn requires a substantial investment of additional capital. This investment may deplete the funds that might otherwise be available for payment of dividends to our shareholders. If we are unable to find, advance, and economically mine new properties, we most likely will not be profitable on a long term basis and the price of our common stock may suffer.

We have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could result in material misstatements in our financial statements. As described in “Item 9A. Controls and Procedures” in our Form 10-K for the year ended December 31, 2013 and Item 4 of our Form 10-Q for the quarter ended March 31, 2014, we have concluded that our internal control over financial reporting was ineffective as of December 31, 2013 and March 31, 2014 because certain material weaknesses existed in our internal control over financial reporting related to the validation of the completeness and accuracy of underlying data used in the determination of significant estimates and accounting transactions and the presentation of income tax expense. We are working to remediate these material weaknesses. However, if we are unable to remediate our material weaknesses in a timely manner, we may be unable to provide holders of our securities with the required financial information in a timely and reliable manner and we may incorrectly report financial information. Additionally, if our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. These events could have a material adverse effect on our operations, result in sanctions or investigations by regulatory authorities, or loss of investor, supplier and customer confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock.

The volatility of the price of gold and silver could adversely affect our future operations and, if warranted, our ability to develop our properties. The profitability of our operations, the value of our properties and our ability to raise funding to conduct continued exploration and mine construction, if warranted, are directly related to the market price of gold, silver and other metals. The price of gold may also have a significant influence on the market price of our common stock. Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the prices of gold and silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold or silver prices. The volatility in gold and silver prices is illustrated by the following table, which sets forth for each of the past five calendar years, the average annual market prices in U.S. dollars per ounce of gold and silver as reported on the daily London P.M. fix:

Mineral	2009	2010	2011	2012	2013
Gold	$972.00	$1,225.00	$1,572.00	$1,669.00	$1,225.00
Silver	$14.67	$20.19	$35.12	$31.15	$19.61

The price of gold and silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the sale of gold and silver by central banks, and the political and economic conditions of major gold and silver producing countries throughout the world and accordingly no amount of planning or technical expertise can fully eliminate these risks. In the event gold prices decline or remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

We have incurred substantial losses in the past and may not continue to be profitable. During the fiscal years ended December 31, 2013, 2012 and 2011, we reported net income of $0.1 million, $33.7 million and $58.4 million, respectively. We had an accumulated deficit of approximately $5.8 million as of December 31, 2013. While we were profitable during the past three years, our margins have decreased on a year-over-year basis during that time, and there is no assurance that we will be profitable in the future. Unexpected interruptions in our mining business may cause us to incur losses or the revenue we generate from production may not be sufficient to fund continuing operations including exploration and mine construction costs. Our failure to generate future profits may adversely affect the price of our common stock and you may lose all or part of your investment.

We may require significant additional capital to fund our business plan. We may be required to expend significant funds to determine if mineralized material and/or proven or probable mineral reserves exist at any of our non-producing properties, to continue exploration and if warranted, develop our existing properties and to identify and acquire additional properties to diversify our property portfolio. We have spent and may be required to continue to expend significant amounts of capital for drilling, geological and geochemical analysis, assaying and feasibility studies with regard to the results of our exploration. Even if we do locate commercially mineable material or decide to put additional properties into production, we may be required to continue to develop the Arista underground mine, upgrade our milling facility at the El Aguila Project or construct new facilities.

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including our historical and prospective results of operations, the status of the national and worldwide economy, the price of gold, silver and other valuable metals and the costs associated with extracting them. In general, capital markets worldwide have been adversely affected by substantial losses by financial institutions in 2008, in turn caused by investments in asset-backed securities. The mining sector has also been negatively impacted by declining metal prices. We may not be successful in generating or obtaining the required financing, or if we can obtain such financing, such financing may not be on terms that are favorable to us. Failure to generate or obtain such additional financing could result in delay or indefinite postponement of further mining operations or exploration and construction and the possible partial or total loss of our potential interest in our properties.

Revenue from the sale of our metals concentrates may be adversely affected by loss or damage to the concentrate during shipment and storage at our buyer’s facilities. We rely on third party transportation companies to transport the concentrate to our buyer’s facilities for processing and further refining. The terms of our sales contract with the buyer require us to rely on assay results from samples of our concentrate that are obtained at the buyer’s warehouse to determine the final sales value for our concentrates. Once the concentrate leaves our mill facility, we no longer have direct custody and control of these products. Theft or loss in transit or improper storage, fire, natural disasters, tampering or other unexpected events while at the buyer’s location may lead to the loss of all or a portion of our concentrate products. We experienced such a loss in 2012. Such losses may not be covered by insurance and may lead to a delay or interruption in our revenue and our operating results may be adversely affected. Tampering, theft or environmental factors may impact the metal content of our concentrates between the time they are sampled at our mill site for provisional price purposes and the time they are sampled at the buyer’s warehouse for final price purposes and significant variances in these measurements may negatively impact our revenue.

Exploration, and if deemed feasible, development of mineral properties is inherently risky and could lead to unproductive properties and/or capital investments. Our long-term success depends on our ability to identify additional mineral deposits on the El Aguila Property and any other properties that we may acquire and to develop one or more of those properties into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

•	The identification of potential gold mineralization based on surface analysis;

•	Availability of government-granted exploration and construction permits;

•	The quality of our management and our geological and technical expertise; and

•	The capital available for exploration.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mining dilution; the amenability of the deposit to metallurgical processing; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineralized material. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We currently do not enter into forward sales, commodity, derivatives or hedging arrangements with respect to our gold and silver production and, as a result, we are exposed to the impact of any significant decrease in the price of gold or silver. We sell the gold and silver we produce at prevailing market prices. Currently, we do not enter into forward sales, commodity, derivative or hedging arrangements to establish a price in advance for the sale of future gold or silver production, although we may do so in the future. As a result, we may realize the benefit of any short-term increase in the gold or silver price, but we are not protected against decreases in the gold or silver price. If the gold or silver price decreases significantly, our revenues may be materially adversely affected.

Our producing property is subject to a lease in favor of a third party which provides for royalties on production. We lease a portion of our El Aguila property from a third party. The leased portion of the property provides for a net smelter return royalty of 4% where production is sold in the form of gold/silver doré and 5% where production is sold in concentrate form. All of our production to date has been from the leased property and processed and sold as concentrate. The requirement to pay royalties to the owner of the concessions at our El Aguila property, which includes the open pit mine and underground mine, will reduce our profitability from production of gold, silver or base metals.

It is likely that our profits and a portion of our revenue will be subject to a new royalty tax imposed by the Mexican government beginning in 2014. The Mexican government recently enacted tax reform legislation which requires mineral producers such as us to pay a royalty tax to the government of 7.5% on net profits from metal concentrate sales and an additional 0.5% royalty fee on gross sales of precious metals of gold, silver and platinum. This new legislation may significantly and adversely affect our results of operations, including our cash flows, which may in turn affect the amount of capital we have available for typical uses of cash, including but not limited to, reinvestment into our business, funding new projects and paying dividends to our shareholders.

The facilities and continued construction of our underground mine and optimization and operation of our mill are subject to all of the risks inherent in construction and operations. These risks include potential delays, cost overruns, shortages of material or labor, construction defects, breakdowns and injuries to persons and property. We expect to engage a combination of American and Mexican subcontractors and material suppliers in connection with the continued mine construction of the El Aguila Project. While we anticipate taking all measures which we deem reasonable and prudent in connection with our facilities and mine construction of the underground mine and the operation of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction or operation. Any delays could postpone our anticipated receipt of revenue and adversely affect our operations, which in turn may adversely affect the price of our stock.

Our underground mining operations are subject to unique risks. The exploration for minerals, mine construction and mining operations from an underground mine involve a high level of risk and are often affected by hazards outside of our control. Some of these risks include, but are not limited to, underground fires or floods, fall-of-ground accidents, seismic activity and unexpected geological formations or conditions including noxious fumes or gases. The occurrence of one or more of these events in connection with our exploration, mine construction, or production activities may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect our permitting, reputation, business, prospects, results of operations and financial position.

Our operations are subject to permitting requirements which could result in the delay, suspension or termination of our operations. Our operations, including our ongoing exploration drilling program and production at the El Aguila Project, require permits from the Mexican government. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected.

We have been named as a defendant in securities class action and shareholder lawsuits which could result in substantial damages and may divert management’s time and attention from our business. We and certain of our officers and directors are named as defendants in a securities class action lawsuit, which is being appealed following its dismissal with prejudice, and also in a shareholder derivative lawsuit, each filed in the U.S. District Court for the District of Colorado. These lawsuits and any other lawsuits filed in the future are subject to inherent uncertainties, and the actual costs to be incurred relating to these lawsuits will depend upon many unknown factors. The outcome of the litigation is necessarily uncertain, and we could be forced to expend significant resources in the defense of these suits, and we may not prevail. Monitoring and defending against legal actions is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, we may incur substantial legal fees and costs in connection with the litigation. We are not currently able to estimate the possible cost to us from these matters, and we cannot be certain how long it may take to resolve the litigation or the possible amount of any damages that we may be required to pay. We have not established any reserves for any potential liability relating to these lawsuits. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations, financial position and stock price.

Our properties are located in Mexico and are subject to changes in political or economic conditions and regulations in that country. All of our existing properties are located in Mexico. The risks with respect to Mexico or other developing countries include, but are not limited to: nationalization of properties, military repression, extreme fluctuations in currency exchange rates, criminal activity, lack of personal safety or ability to safeguard property, labor instability or militancy, mineral title irregularities and high rates of inflation. In addition, changes in mining or investment policies or shifts in political attitude in Mexico may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, opposition from non-governmental organizations, water use and mine safety. The effect of these factors cannot be accurately predicted but may adversely impact our operations.

We do not insure against all of the risks to which we may be subject in our operations. While we currently maintain insurance against general commercial liability claims and the physical assets at our El Aguila Project, we do not maintain insurance to cover all of the potential risks associated with our operations. We might be subject to liability for environmental, pollution or other hazards associated with mineral exploration and mine construction, which risks may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. We may also not be insured against interruptions to our operations. Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce or terminate our operations.

Our ability to develop our property is subject to the rights of the Ejido (local inhabitants) to use the surface for agricultural purposes. Our ability to mine minerals is subject to maintaining satisfactory arrangements with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these residents in order to disturb or discontinue their rights to farm. While we have successfully negotiated and signed such agreements related to the El Aguila Project, our inability to maintain these agreements or consummate similar agreements for new projects could impair or impede our ability to successfully mine the properties.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete. Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties and personnel on a global basis. We are an insignificant participant in the gold mining industry due to our limited financial and personnel resources. We presently operate with a limited number of personnel and we anticipate that we will compete with other companies in our industry to hire additional qualified personnel which will be required to successfully operate our mine and mill site. We may be unable to attract the necessary investment capital or personnel to fully explore and if warranted, develop our properties and be unable to acquire other desirable properties.

Since most of our expenses are paid in Mexican pesos, and we sell our production in United States dollars, we are subject to adverse changes in currency values that may adversely affect our results of operation. Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar. The appreciation of non-U.S. dollar currencies such as the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms. The value of cash and cash equivalents, and other monetary assets and liabilities, denominated in foreign currencies also fluctuate with changes in currency exchange rates.

Our activities are subject to significant environmental regulations, which could raise the cost of doing business or adversely affect our ability to develop our properties. Our mining operations are subject to environmental regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations governing advancement of new projects or significant changes to existing projects require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental, be prepared by a third party contractor for submission to SEMARNAT. Studies required to support this impact statement include a detailed analysis of many subject areas, including soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. We may also be required to submit proof of local community support for a project to obtain final approval. If an environmental impact statement is adverse or if we cannot obtain community support, our ability to develop our properties could be adversely affected. Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, seepage and other environmental damage, which fines or penalties could adversely affect our financial condition or results of operation.

Our continuing reclamation obligations at the El Aguila Project and our other properties could require significant additional expenditures. We are responsible for the reclamation obligations related to disturbances located on all of our properties, including the El Aguila Project. We have reserved a liability on our balance sheet to cover the estimated fair value of our reclamation obligation. However, there is a risk that any reserve could be inadequate to cover the actual costs of reclamation when carried out. Continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional obligations, and further, that the regulatory authorities may increase reclamation requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses. Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future mining operations or construction we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and mining of mineral properties, such as, but not limited to:

•	Economically insufficient mineralized material;

•	Fluctuation in production costs that make mining uneconomical;

•	Labor disputes;

•	Unanticipated variations in grade and other geologic problems;

•	Dilution during the mining process;

•	Environmental hazards;

•	Water conditions;

•	Difficult surface or underground conditions;

•	Industrial accidents;

•	Metallurgic and other processing problems;

•	Mechanical and equipment performance problems;

•	Failure of pit walls, dams, declines, drifts and shafts;

•	Unusual or unexpected rock formations;

•	Personal injury, fire, flooding, cave-ins and landslides; and

•	Decrease in the value of mineralized material due to lower gold and silver prices.

Any of these risks can materially and adversely affect, among other things, the construction of properties, production quantities and rates, costs and expenditures, potential revenues and targeted production dates. We currently have limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write down of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable, or result in additional expenses.

We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business. Due to the relatively limited number of personnel that we employ and our status as an exploration stage company, we are dependent on a limited number of individuals to run our business. These individuals include our executive officers, including Jason Reid, Joe Rodriguez, Rick Irvine and Barry Devlin. If any of these individuals were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

In the event of a dispute regarding title to our property or any facet of our operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures. The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States. However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

Our directors and officers may be protected from certain types of lawsuits. The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. Additionally, we entered into individual indemnification agreements with our current directors and officers and we intend to execute substantially similar agreements with future directors and officers. The exculpation provisions of any of these items may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. Pursuant to the terms of the indemnification agreements, we are required to advance funds to our directors and officers prior to the final disposition of any threatened or actual legal proceeding, and including in the event it is ultimately determined that such officer or director is not entitled to indemnification pursuant to the terms of the indemnification agreement, in which case we will depend on reimbursement of advanced expenses from such individual.

Risks Related to Our Common Stock

Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to other risk factors identified and to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	Changes in the worldwide price for gold and/or silver;

•	Volatility in the equities markets;

•	Disappointing results from our exploration or production efforts;

•	Producing at rates lower than those targeted;

•	Political and regulatory risks;

•	Weather conditions, including unusually heavy rains;

•	Failure to meet our revenue or profit goals or operating budget;

•	Decline in demand for our common stock;

•	Downward revisions in securities analysts’ estimates or changes in general market conditions;

•	Technological innovations by competitors or in competing technologies;

•	Investor perception of our industry or our prospects;

•	Actions by government central banks; and

•	General economic trends.

During the 2013 calendar year the price of our stock ranged from a low of $4.49 to a high of $15.85. In addition, stock markets in general have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, you may be unable to resell your shares at a desired price.

Past payments of dividends on our common stock are not indictors of future payments of dividends. In 2012, we instituted a monthly cash dividend payable to holders of our common stock. As of July 7, 2014, the instituted monthly dividend was $0.01 per share per month, reduced from $0.06 and $0.03 per share on two previous occasions. However, our ability to continue to pay dividends in the future will depend on a number of factors, including cash flow, mine construction requirements and strategies, other acquisition and/or construction projects, spot gold and silver prices, taxation and general market conditions. Further, a portion of our cash flow will likely be retained to finance our operations. Any material change in our operations may affect future dividends which may be modified at the discretion of our Board of Directors. Any decrease in our monthly dividend would likely have an adverse impact on the price of our common stock.

The sale of common stock by the selling shareholder may depress the price of our common stock due to the limited trading market which exists. Due to a number of factors, the trading volume in our common stock has historically been limited. The sale of a significant amount of common stock by the selling shareholder may depress the price of our common stock. As a result, your investment in our common stock may be adversely affected.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote. Our executive officers and directors beneficially own approximately 7.1% of our common stock and our largest shareholder owns approximately 11.6% of our common stock as of July 7, 2014. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, this group may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, you should be aware that you may have limited ability to influence the outcome of any vote in the future.

We are subject to the Continued Listing Criteria of the NYSE MKT and our failure to satisfy these criteria may result in delisting of our common stock. Our common stock is currently listed on the NYSE MKT. In order to maintain the listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to objective standards, the NYSE MKT may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE MKT inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE MKT’s listing requirements; if an issuer’s common stock sells at what the NYSE MKT considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE MKT; or if any other event occurs or any condition exists which makes continued listing on the NYSE MKT, in its opinion, inadvisable.

If the NYSE MKT delists our common stock, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock. We have the authority to issue up to 100,000,000 shares of common stock, 5,000,000 shares of preferred stock, and also to issue options and warrants to purchase shares of our common stock without stockholder approval. As of July 7, 2014, there were 54,179,369 shares of common stock outstanding. Future issuances of our securities could be at prices substantially below the price paid for our common stock by our current shareholders. In addition, we can issue blocks of our common stock in amounts up to 20% of the then outstanding shares without further shareholder approval. Because we experience lower trading volume in our common stock than many of our larger peers, the issuance of a significant amount of our common stock may have a disproportionately large impact on our share price compared to larger companies.

Our awards of stock options to employees may not have their intended effect. A portion of our total compensation program for our executive officers and key personnel has historically included the award of options to purchase our common stock. If the price of our common stock performs poorly, such performance may adversely affect our ability to retain or attract critical personnel. In addition, any changes made to our stock option policies, or to any other of our compensation practices, which are made necessary by governmental regulations or competitive pressures could affect our ability to retain and motivate existing personnel and recruit new personnel.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholder.

SELLING SHAREHOLDER

On behalf of a shareholder, we have agreed to file a registration statement with the SEC covering the resale of our common stock as described in the table below. We have also agreed to use our best efforts to keep the registration statement effective and update the prospectus until the all of the securities owned by the selling shareholder have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933, as amended, which we refer to as the Securities Act or until the shareholder holds less than 10% of the outstanding shares of our common stock. The selling shareholder has agreed to pay the costs and fees of registering the shares, including any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock by the selling shareholder from time to time under Rule 415 of the Securities Act. Our agreement with the selling shareholder is designed to provide it some liquidity in its ownership of common stock and to permit secondary public trading of those securities. The selling shareholder may offer our securities covered under this prospectus for resale from time to time. The selling shareholder may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the Securities Act. In connection with our agreement to register the shares for resale, the selling shareholder has agreed to certain restrictions on resale of the shares. (See “PLAN OF DISTRIBUTION”).

The table below presents information as of the date of this prospectus regarding the selling shareholder and our common stock that the selling shareholder may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the shareholder. Although we have assumed, for purposes of the table below, that the selling shareholder will sell all of the securities offered by this prospectus, because it may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholder. Information covering the selling shareholder may change from time to time, and changed information will be presented in a supplement to this prospectus if and when required. If we are advised of a change in selling shareholders and the new selling shareholders, any pledges, donees or transferees wish to rely upon this prospectus in the resale of their shares, we will file an amendment to the registration statement of which this prospectus is a part, if required. Except as described above and in the “Plan of Distribution,” there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

	Number of Shares Owned Prior to the Offering	Number of Shares to be Offered	Shares Owned After Offering(1)
Name of Selling Shareholder			Number (#)	Percent (%)
Hochschild Mining Holdings Limited(2)	6,276,874	4,100,000	2,176,874	4.0%

(1)	Assumes that all of the shares offered hereby are sold, of which there is no assurance.
(2)	The selling shareholders have identified Ramon Barua as the individual with the power to vote and dispose of these shares.

Except as otherwise noted in the table above and to the best of our knowledge, the selling shareholder is not associated with or an affiliate of any United States broker-dealers, and at the time of purchase, the selling shareholder purchased the securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any persons to distribute or dispose of the securities. Unless otherwise stated, the selling shareholders did not have any relationship to our company, except as a shareholder.

PLAN OF DISTRIBUTION

The selling shareholder and its pledgees, donees, transferees or other successors in interest may offer the shares of our common stock from time to time after the date of this prospectus and, subject to the restrictions described in the subsection “Lock-Up Agreement” below, will determine the time, manner and size of each sale on the NYSE MKT, in market transactions, in negotiated transactions or otherwise. The shares may be offered at prices prevailing in the market or at privately negotiated prices. The selling shareholder may negotiate, and may pay, brokers or dealers commissions, discounts or concessions for their services. In effecting sales, brokers or dealers engaged by the selling shareholder may allow other brokers or dealers to participate. However, the selling shareholder and any brokers or dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

The methods by which the selling shareholder may sell the shares of our common stock include:

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent; provided, however that in the event the block trade is for a minimum of 100,000 shares, the purchaser in such block trade must be approved by us, which approval will not be unreasonably withheld;

•	Sales to a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;

•	Ordinary brokerage transactions and transactions in which a broker solicits purchases;

•	Privately negotiated transactions;

•	Any combination of these methods of sale; or

•	Any other legal method.

In addition to selling its shares under this prospectus, the selling shareholder may transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, or sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144. If the selling shareholder uses this prospectus to sell its shares, it will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, provides that during the period that any person is engaged in the distribution of our shares of common stock, as defined in Regulation M, such person generally may not purchase our common stock. The selling shareholder is subject to these restrictions, which may limit the timing of purchases and sales of our common stock by the selling shareholder. This may affect the marketability of our common stock.

The selling shareholder may use agents to sell the shares. If this happens, the agents may receive discounts or commissions. The selling shareholder does not expect these discounts and commissions to exceed what is customary for the type of transaction involved. If required, a supplement to this prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares. The selling shareholder and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of shares by them and any discounts, commissions, concessions or other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholder may agree to indemnify any broker or dealer or agent against certain liabilities relating to the selling of the shares, including liabilities arising under the Securities Act.

Upon notification by the selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

Lock-Up and Leak-Out Agreement

In connection with our agreement to register the shares on behalf of the selling shareholder, we have entered into a Lock-Up and Leak-Out Agreement with such shareholder. The Lock-Up Agreement sets forth certain restrictions on when and how the selling shareholder may sell the shares.

The Lock-Up Agreement contains restrictions on possible sales of the shares by the selling shareholder based on the trading price of our common stock on the NYSE MKT. The selling shareholder may not sell any shares under this prospectus on any day following a day when the closing price of our common stock is six percent (6%) or more lower than the closing price of the common stock on the last trading day of the prior week. In that event, the selling shareholder must refrain from selling for the remainder of the week. In addition, if the closing price of our common stock on any one trading day following the date of this prospectus is 15% or more lower than the closing price on the day immediately preceding the date of this prospectus, the selling shareholder must refrain from selling any of the shares under this prospectus for a period of 30 calendar days from that date.

In any event, the number of shares that may be sold by the selling shareholder may not exceed 2,000,000 during any 30 calendar day period beginning with the date of this prospectus, excluding any shares sold in block trades.

The Lock-Up Agreement shall terminate at such time as the shareholder holds less than 10% of the outstanding shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

For a full description of our capital stock, please see the documents identified in the section “INCORPORATION BY REFERENCE” in this prospectus. As of the date of this prospectus, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. On July 7, 2014, we had 54,179,369 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services, Inc., 350 Indiana St., Suite 750, Golden, CO 80401, telephone: (303) 262-0684.

LEGAL MATTERS

We have been advised on the legality of the shares included in this prospectus by Dufford & Brown, P.C., of Denver, Colorado.

EXPERTS

Our consolidated financial statements as of December 31, 2013, and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated financial statements as of December 31, 2012, and for the two years then ended have been incorporated by reference herein in reliance upon the reports of StarkSchenkein, LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses an opinion that Gold Resource Corporation did not maintain effective internal control over financial reporting as of December 31, 2013 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that material weaknesses related to ineffective internal controls over income taxes and cash disbursements which were not complete and operating effectively, and ineffective monitoring and oversight of external service providers, have been identified.

WHERE YOU CAN FIND MORE INFORMATION

As a reporting company with securities registered under the Exchange Act, we file periodic reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 to register the shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed or incorporated by reference as part of the registration statement. The description of all agreements and the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

INCORPORATION BY REFERENCE

Rules of the SEC allow us to “incorporate by reference” in this prospectus the information that we file with the SEC. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and until the offering of the securities covered by this prospectus is completed; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on April 1, 2014;

•	The proxy statement for our 2014 annual meeting shareholders on Schedule 14A filed with the SEC on April 30, 2014;

•	Our Quarterly report on Form 10-Q for the quarter ending March 31, 2014 filed with the SEC on May 12, 2014;

•	Our Current Reports on Form 8-K or 8-K/A filed with the SEC on April 2, 2014, May 13, 2014, May 14, 2014 and June 19, 2014; and

•	The description of our common stock as set forth in our Registration Statement on Form 8-A filed with the SEC on August 25, 2010 (in each case, File No. 001-34857).

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

Upon the written or oral request of any person to whom a copy of this prospectus is delivered, including any beneficial owner, we will provide at no cost a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Jason Reid, President and Chief Executive Officer

Gold Resource Corporation

2886 Carriage Manor Point

Colorado Springs, Colorado 80906

Telephone: (303) 320-7708

E-mail: jasonreid@goldresourcecorp.com

You may also access the documents incorporated by reference in this prospectus through our website at www.goldresourcecorp.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

4,100,000 Shares

GOLD RESOURCE CORPORATION

Common Stock

PROSPECTUS

July 8, 2014